BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14,1997




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Abraxas Petroleum Corp.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Linda Assali

Enclosures






             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                   Abraxas Petroleum Corp.
             __________________________________
                       NAME OF ISSUER:
                 Common Stock, no par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          003830106
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
CUSIP No.  003830106                    Page 1 of 6 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corpation, its wholly owned
subsidiary, Bankers Trust Company   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  []
          (B)  []

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

   Both Bankers Trust New York Corporation and Bankers Trust
Company are New York Corporations.



 NUMBER OF      5. SOLE VOTING POWER

 SHARES


 BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY


 EACH           7. SOLE DISPOSITIVE POWER

 REPORTING


 PERSON         8. SHARED DISPOSITIVE POWER

 WITH



CUSIP No.  003830106                    Page 2 of 6 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *




11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9





12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK
CUSIP No.  003830106               Page 3 of 6 Pages


Item 1(a)      NAME OF ISSUER:

                   Abraxas Petroleum Corp.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

                    909 N.E. Loop 410
                    P.O. Box 17485
                    San Antonio, Texas  78217

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation  and Bankers
          Trust Company are incorporated in the State of New
          York with its principal business office located in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock (no par value) of Abraxas Petroleum
          Corp

Item 2(e)    CUSIP NUMBER:
             003830106

CUSIP No.  003830106                    Page 4 of 6 Pages


Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)
          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1996:

     (b)  Percent of Class:

     (c)  Number of shares as to which the Bank has:
          (i)    sole power to vote or to direct the
                 vote -

          (ii)   shared power to vote or to direct the
                 vote -

          (iii)  sole power to dispose or to direct the
                 disposition of -

           (iv)  shared power to dispose or to direct
                 the disposition of -

CUSIP No.  003830106                    Page 5 of 6 Pages


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


Item 10   CERTIFICATION:

          Not applicable.

CUSIP No. 003830106                     Page 6 of 6 Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  as of December 31, 1996


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company